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                                                                 EXHIBIT (d)(4)

                                                                     Letter #12

                                                June 19, 1998

Captain Dennis Dolan
Chairman, Delta MEC
Air Line Pilots Association
College Park, Georgia  30337-6302

SUBJECT: PILOTS STOCK OPTION PLAN

Dear Captain Dolan:

The Association has requested the Company's concurrence to amend the Delta Air Lines, Inc. Pilots Stock Option Plan (the "Plan") to suspend the forfeiture of unexercised Stock Options granted under the Plan to pilot participants who are appealing their termination of employment by the Company to the Pilots' System Board of Adjustment.
This will confirm our agreement to amend the Stock Option forfeiture provisions in Section 7.1 of the Plan to read in its entirety as follows:
         "7.1 TERMINATION OR RESIGNATION". If a Participant's employment shall be terminated by the Company for reasons other than Retirement, Death, Disability, Leave of Absence or Furlough, the right to exercise any unexercised Stock Option shall be suspended until the earlier of (1) the issuance of a signed decision of the Pilots' System Board of Adjustment ("System Board"), if the Participant has appealed the employment termination to the System Board;
(2) the expiration of the time period for filing an appeal to the System Board, if no such appeal has been filed by the Participant; or (3) the expiration of the Stock Option exercise period referred to in Section 6.4, without giving effect to the forfeiture provision of Section 7.1. In the event Participant's employment termination is rescinded, the suspension of such Participant's right to exercise any Stock Option shall be promptly lifted. If the employment termination is upheld by the System Board or if Participant resigns from employment with the Company, such Participant's unexercised Stock Options shall be immediately forfeited and allocated to Participant's on the next issuing Grant Date, if any.


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June 19, 1998
Page 2

If Participant's grievance filing or appeal thereof to the System Board pursuant to the foregoing paragraph extends past the expiration of Participant's applicable Stock Option exercise period, and the Participant's termination of employment is subsequently rescinded, Participant shall be entitled to receive from the Company the difference between (1) the closing market price on the New York Stock Exchange of Delta common stock on the last business day of the applicable Stock Option exercise period and (2) the applicable Option Price, less applicable withholding taxes pursuant to Section 6.6."

Please confirm the Association's agreement by signing below and returning an executed original to me.

                                     Sincerely,



                                     /s/ Terry M. Erskine

                                     Terry M. Erskine
                                     Vice President - Personal Relations



Agreement confirmed this 26th day of June 1998
/s/ Dennis Dolan
Dennis Dolan
Chairman, Delta MEC